Exhibit 21.1
List of Subsidiaries

The following entities are wholly owned subsidiaries of Nucon-RF Inc.

•	Nucon, Inc., a Nevada corporation
•	Abucco Technologies, Inc., A Canadian corporation
•	Stafford Canada, Inc., a Canadian corporation
•	OOO Nucon - Rus Inc, a Russian limited liability company